Exhibit 99.1

SAMSON OIL & GAS LIMITED SELLS KAYE TEAPOT UNIT FOR US$500,000

Denver 1700 hours June 26, Perth 0700 hours June 27, 2008

Samson Oil & Gas has executed and settled a Purchase and Sale Agreement with Finley Resources, Inc. in relation to its properties located in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming, for US$500,000. Samson had a 1.8% working interest in the field which has 81 producing wells. Samson disposed of the field as it represented a small working interest to the company. Samson will use the money to help to fund future exploration and drilling for the Company. The transaction closed on June 20th, 2008.

Terry Barr, Samson's Managing Director and CEO, stated, "We chose to dispose of the Kaye Teapot Unit as it was not a core asset for the Company. It held little prospect for growth and with the sale we have increased our capacity to invest in new developmental and exploratory drilling programs."

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration and drilling activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.